Simpson Thacher & Bartlett llp
av. pres. juscelino kubitschek, 1455 12° andar, conj. 121 são paulo, sp, brasil 04543-011 telephone: +55-11-3546-1000 facsimile: +55-11-3546-1002

August 15, 2016

Re:       BRF S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 5, 2016

File No. 001-15148

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

On behalf of our client BRF S.A. (the “Company”), we are writing in response to your letter, dated August 8, 2016 (the “Comment Letter”), containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2015, filed with the Commission on April 5, 2016 (File No. 001-15148).

The Company is preparing a response to the Comment Letter and respectfully requests an extension to respond to the Staff’s comments by Tuesday, September 6, 2016 to allow more time to gather the necessary information.

We very much appreciate the Staff’s understanding and patience in this regard. Please contact Grenfel Calheiros at (212) 455-2295 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:        Jennifer Hardy, Special Counsel

José Alexandre Carneiro Borges